SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                        FIRST ENTERTAINMENT HOLDING CORP.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.008 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    320080203
              ----------------------------------------------------
                                 (CUSIP Number)

                               Mr. Michael Deutsch
                                  Balzac, Inc.
                                  1107 Broadway
                            New York, New York 10010
                                 (212) 255-1700
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 18, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of 5 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320080203               SCHEDULE 13D                Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Balzac, Inc.   ID No. 13 - 3858192
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               1,331,025
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        1,331,025
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,331,025
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.27%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


Item 1. Security and Issuer

      This statement relates to the shares of common stock, par value $.008 per share ("Common Stock"), of First Entertainment Holding Corp., a Nevada corporation (the "Company") with principal executive offices located at 7887 East Bellview, Suite 1114, Englewood, CO 80111. This statement constitutes Amendment No. 1 to the Schedule 13D of Balzac, Inc., originally filled with the Securities and Exchange Commission (the "Commission") on June 11, 1996 (hereinafter referred to as the "Filling").

      Except as disclosed herein, there has been no change in the information previously reported in the Filling. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Filing.

Item 2. Identity and Background

            Item 2 is amended by the following:

            The principal business address of the Reporting Person is 1107 Broadway, New York, New York 10010.

Item 5. Interest in Securities of the Issuer

            Item 5 is amended by the following:

            (a) amending and restating subsection (a) in its entirety as follows:

            The Reporting Person is the beneficial owner of 831,125 shares of Common Stock and warrants to purchase 499,900 shares of Common Stock (subject to antidilution provisions) at an exercise price of $1.00 per share, which collectively, represent approximately 12.27% of the shares of Common Stock outstanding.

            (b) amending and restating subsection (b) in its entirety as follows:

            The Reporting Person has the sole power to vote 831,125shares of Common Stock and the sole power to dispose of 831,125 shares of Common Stock and warrants to purchase 499,900 shares of Common Stock (subject to antidilution provisions).

            (c) amending and restating subsection (k) in its entirety as follows:

            In a series of open market brokerage transactions from May 7, 1999 through May 24, 1999, the Reporting Person sold 143,975 shares of Common Stock at prices ranging from $1.06 to $2.16 per share, for a total of $211,859.41.

                                                               Page 4 of 5 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Item 6 is amended by adding the following:

      Pursuant to an April 1997 agreement between the Company and the Reporting Person, the Reporting Person is required to sell (if permitted by applicable securities laws) a minimum of 25,000 shares of Common Stock per quarter, remitting a portion of each such sale to the Company. After forty months from the date of the agreement, any unsold Common Stock will revert to the Company so long as the Company has complied with certain conditions.

      Pursuant to an agreement between the Reporting Person and Bernard Kraft, formerly chief financial officer of the Reporting Person, Mr. Kraft has the right to instruct the Reporting Person to sell up to 75,000 shares of Common Stock and to remit a portion of the proceeds from such sales to him.

                                                               Page 5 of 5 Pages


Signature

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 28, 1999

                                           BALZAC, INC.


                                        By: /s/ Lisa Pamintuan
                                            ----------------------------------
                                            Lisa Pamintuan, President